UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. __)*


                          FREQUENCY ELECTRONICS, INC.
      -------------------------------------------------------------------
                               (Name of Issuer)

                                  Common Stock
      -------------------------------------------------------------------
                        (Title of Class of Securities)

                                    35801010
      -------------------------------------------------------------------
                                (CUSIP Number)

                Robert B. Deans III, Inverness Counsel, Inc.,
                    545 Madison Ave., New York, NY 10022   [212} 207-2110
      -------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 30, 1997
      -------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: /X/

Check the following box if a fee is being paid with the statement:  / /

CUSIP No. 35801010               SCHEDULE 13D                 Page 2 of 13 Pages
          --------                                                 -    --

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     INVERNESS COUNSEL, INC.
     EIN #13-3631802

2.   Check the Appropriate Box if a Member of a Group         (a) / /
                                                              (b) /x/
3.   SEC Use Only

4.   Source of Funds

               00

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                               / /

6.   Citizenship or Place of Organization

     Delaware

                         7.   Sole Voting Power

                                 ----
Number of Shares
                         8.   Shared Voting Power
 Beneficially
                                 ----
 Owned by Each
                         9.   Sole Dispositive Power
Reporting Person
                                308,846
     With
                         10.  Shared Dispositive Power
                                 ----

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     308,846

12.  Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*                                      / /

13.  Percent of Class Represented by Amount in Row (11)

     11.2%

14.  Type of Reporting Person*

     IA

                                  Schedule 13D

Item 1. Security and Issuer

         This statement relates to shares of common stock, $1.00 par value per share, of the issuer hereinbelow named:

                           Frequency Electronics, Inc.
                         55 Charles Lindbergh Boulevard
                             Mitchel Field, NY 11553

Item 2. Identity and Background

(a) The identity of the reporting person is:

                      Inverness Counsel, Inc. ("Inverness")

         The identity of (i) the executive officers and directors of Inverness,
(ii) the person controlling Inverness and (iii) the persons ultimately in control of Inverness are set forth on Exhibit "A" hereto.

(b) The business address of the reporting person is:

                               545 Madison Avenue
                               New York, NY 10022

         The business addresses of the persons referred to in paragraph (a) of this Item 2, other than Inverness, are likewise set forth on Exhibit "A" hereto.

(c) Inverness is an investment advisor registered under the Investment Advisors Act of 1940, as amended.

         The principal occupation or employment of the persons referred to in paragraph (a) of this Item 2, other than Inverness, are likewise set forth on Exhibit "A" hereto.

(d) None as to Inverness and as to the persons referred to in paragraph (a) of this Item 2.

(e) None as to Inverness and as to the persons referred to in paragraph (a) of this Item 2.

(f) The reporting person is a Delaware corporation. The persons referred to in paragraph (a) of this Item 2, other than Inverness, are United States citizens.

Item 3. Source and Amount of Funds or Other Consideration

         The 308,846 shares of common stock of the issuer referred to in the first sub-paragraph of paragraph (a) of Item 5 hereof were purchased for and on behalf of clients of Inverness, in the ordinary course of business for investment from the personal funds of such clients for an aggregate price of $7,426,131. No part of such purchase price was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring such shares. The shares were acquired by purchase on the open market on the national securities exchange on which the shares of common stock of the issuer are traded.

         The 35,950 shares of common stock of the issuer owned by the persons listed on Exhibit "A" referred to in paragraph (a) of Item 2 hereof and set forth on Exhibit "B" hereto were acquired for investment from the personal funds of each such person for an aggregate price of $271,614. To the knowledge of the reporting person, no part of the purchase price of such shares was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring such shares. All such shares were acquired on the open market on the national securities exchange on which the shares of common stock of the issuer are traded.

Item 4. Purpose of Transaction

         The purpose of the acquisition of the shares of common stock of the issuer is investment. Neither the client owners of the shares nor Inverness, as reporting person, nor any of the persons listed on Exhibit "A" referred to in paragraph (a) of Item 2 hereof, have any plans or proposals at present which relate to or would result in any of the actions referred to in paragraphs (a) through (j) of Item 4 hereof.

         Notwithstanding the foregoing, Philip S. Lawrence, a managing director of Inverness, will become a member of a Board of Advisors established by the issuer, which Board is intended to advise and consult with the management of the issuer with a view to enhancing the business operations and activities of the issuer for the purpose of maximizing the value inherent in the issuer for the benefit of the holders of its outstanding shares of capital stock.

         Inverness disclaims any intention of changing or influencing the control of the issuer and the filing of this statement on Schedule 13D shall not be construed as an admission that it has any such intention for purposes of
Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended.

Item 5. Interest in Securities of the Issuer

         (a) Inverness may be deemed to "beneficially own" 308,846 shares of the common stock of the issuer pursuant to Reg. Section 240.13d-3 under the Securities Exchange Act of 1934, as amended, as of November 30, 1997. Such number of shares amounts to 11.17 percent of the total number of shares of common stock issued and outstanding as of that date.

         Notwithstanding the foregoing, Inverness disclaims beneficial ownership of such shares and the filing of this statement on Schedule 13D shall not be construed as an admission that it is the "beneficial owner" of any securities covered by such statement for purposes of Sections 13(d) or 13(g) of the

Securities Exchange Act of 1934, as amended.

         The persons listed on Exhibit "A" referred to in paragraph (a) of Item 2 hereof own the 35,950 shares of common stock of the issuer set forth on Exhibit "B" hereto. Such number of shares amounts to 0.47% of the total number of shares of common stock issued and outstanding as of November 30, 1997. Such persons individually possess the exclusive voting power and/or investment power as to the shares shown as being owned by them.

         (b) Inverness has the sole power to dispose or to direct the disposition of the 308,846 shares referred to in the first sub-paragraph of paragraph (a) of this Item 5. Inverness does not possess, nor does it share, the power to vote or to direct the vote of any of such shares.

         The persons listed on Exhibit "A" referred to in paragraph (a) of Item 2 hereof do not possess the power, nor do they share the power, to dispose or to direct the disposition of the 854,100 shares referred to in the first sub-paragraph of paragraph (a) of this Item 5, other than as agents of Inverness, nor do they possess, nor share, the power to vote or to direct the vote of any of such shares. Notwithstanding the foregoing, such persons individually do have the exclusive power to dispose, or to direct the disposition of or to vote, or to direct the vote of, the aggregate of 35,950 shares referred to as being owned by them and set forth on Exhibit "B" hereto.

         (c) During the past sixty (60) days, the persons named in response to paragraph (a) of this Item 5 effected the purchase transactions set forth on Exhibit "C" hereto. All of such purchases were effected on the open market on the national securities exchange on which the shares of common stock of the issuer are traded.

         (d) Neither Inverness nor the persons other than Inverness who are referred to in paragraph (a) of Item 2 hereof have the right to receive, or the power to direct the receipt of, either dividends from, or the proceeds from the sale of, the 308,846 shares referred to in the first sub-paragraph of paragraph
(a) of this Item 5. Notwithstanding the foregoing, however, the persons other than Inverness referred to in paragraph (a) of Item 2 hereof do have the right to receive, or the power to direct the receipt of, either dividends from, or the proceeds from the sale of, any shares set forth as owned by them in Exhibit "B" referred to in the third sub-paragraph of Paragraph (a) of this Item 5. The clients of Inverness who own the economic interest in the 308,846 shares of common stock of the issuer referred to in the first sub-paragraph of paragraph
(a) of this Item 5 have the sole right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such shares. To the knowledge of Inverness, no such client of Inverness owns an interest amounting to more than 5% of the outstanding shares of the class of securities identified in Item 1 hereof.

         (e) Not applicable

Item 6. Contracts, Arrangements, Understanding or

        Relationships with Respect to Securities of the Issuer

         Other than as set forth herein, neither Inverness nor the persons listed on Exhibit "A" referred to in Section (a) of Item 2 hereof have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the issuer. The issuer proposes to enter into an option agreement with Philip S. Lawrence, a managing director of Inverness, pursuant to the 1997 Independent Contractor's Stock Option Plan of the issuer in order to compensate Mr. Lawrence for his services on the Board of Advisors of the issuer referred to in Item 4 hereof. Such option agreement will grant Mr. Lawrence an option to purchase an aggregate of 37,500 shares of common stock of the issuer at a price equivalent to the market value of such shares as of the date of the grant. Messrs. Robert B. Deans, Jr., Chairman of Inverness, David W. Laughlin, President of Inverness, and Robert K. Maddock III, an employee of Inverness, will share in such options to the extent of 14,750 shares, 2,000 shares and 2,000 shares, respectively, in consideration of logistical support, advice and consultation rendered to Mr. Lawrence in connection with his services on the Board of Advisors of the issuer.

Item 7.  Material to be Filed as Exhibits

         Other than the option agreement referred to in answer to Item 6 hereof, no agreements exist relating to either (i) the filing of joint acquisition statements or (ii) plans or proposals with respect to (1) the borrowing of funds, (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter disclosed in Item 4 and (3) the transfer or voting of securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit or the giving or withholding of any proxy.

Signature

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        1/8/98                                       /s/ Robert B. Deans, III
- -------------------------                         ---------------------------
Date                                                 Signature

                                                     Robert B. Deans, III
                                                     ---------------------------
                                                     Name/title        Treasurer

                                  EXHIBIT "A "
                                  ------------

         The name, business address and principal occupation of (i) each executive officer and director of Inverness, as reporting person (ii) each person controlling Inverness and (iii) each executive officer and director of any corporation or other person ultimately in control of Inverness are as follows:

(i) Inverness:

         The name, business address and principal occupation of each executive officer and director of Inverness is as follows:

-------------------------------------------------------------------------------
              Name                   Business Address     Principal Occupation
              ----                   ----------------     --------------------
-------------------------------------------------------------------------------
      Robert B. Deans, Jr.,       545 Madison Avenue         Officer and
       Chairman & director        New York, NY 10022     employee of Inverness

------------------------------------------------------------------------------

George H. Garfield, Vice Chairman 545 Madison Avenue         Officer and
           & director             New York, NY 10022     employee of Inverness

-------------------------------------------------------------------------------
 David W. Laughlin, President &   545 Madison Avenue         Officer and
            director              New York, NY 10022     employee of Inverness

-------------------------------------------------------------------------------

Robert B. Deans, III, Treasurer & 545 Madison Avenue         Officer and
            director              New York, NY 10022     employee of Inverness

-------------------------------------------------------------------------------
William P. DuBose, Jr., Executive 545 Madison Avenue         Officer and
         Vice President           New York, NY 10022     employee of Inverness

--------------------------------- --------------------------------------------
Enno W. Ercklentz, Jr., Secretary 630 Fifth Avenue           Attorney at law
                                  New York, NY 10111

-------------------------------------------------------------------------------

  John W. Hanes, Jr., director    10500 Gee Norman Road          Retired
                                  Belgrade, MT 59714

-------------------------------------------------------------------------------

(ii) Person controlling Inverness:

         Cromarty Management Corporation, a Delaware corporation ("Cromarty")

         545 Madison Avenue

         New York, NY 10022

         Cromarty is the owner of 100% of the issued and outstanding shares of capital stock of Inverness.

         The name, address and principal occupation of each executive officer and director of Cromarty is as follows:

             Name                           Business Address                  Principal Occupation
-----------------------------------------------------------------------------------------------------------
       Robert B. Deans, Jr.,                 545 Madison Avenue          Officer and employee of Inverness
  Chairman, treasurer & director             New York, NY 10022

-----------------------------------------------------------------------------------------------------------
George H. Garfield, Vice President           545 Madison Avenue          Officer and employee of Inverness
            & director                       New York, NY 10022

----------------------------------------------------------------------------------------------------------
  Robert B. Deans, III, President            545 Madison Avenue          Officer and employee of Inverness
                                             New York, NY 10022

-----------------------------------------------------------------------------------------------------------
          Mary E. Bianco,                    545 Madison Avenue          Officer and employee of Inverness
          Vice President                     New York, NY 10022

----------------------------------------------------------------------------------------------------------
 Enno W. Ercklentz, Jr., Secretary           630 Fifth Avenue                    Attorney at law
                                             New York, NY 10111

-----------------------------------------------------------------------------------------------------------
   John W. Hanes, Jr., director             10500 Gee Norman Road                      Retired
                                             Belgrade, MT 59714

-----------------------------------------------------------------------------------------------------------

(iii) Person controlling Cromarty:

         Deans Children Issue Trust u/a 12/4/85 ("Trust")
         William Prickett and John W. Hanes, Jr., trustees

         Trust is the owner of 100% of the issued and outstanding shares of capital stock of Cromarty.

         The name, address and principal occupation of each trustee of the Trust is as follows:

- ------------------------------------ ----------------------------------- -----------------------------------
               Name                           Business Address                  Principal Occupation
- ------------------------------------ ----------------------------------- -----------------------------------
    John W. Hanes, Jr., trustee            10500 Gee Norman Road                      Retired
                                            Belgrade, MT 59714

-----------------------------------------------------------------------------------------------------------
                                          Prickett, Jones, Elliott,
  William Prickett, Esq., trustee            Kristol & Schnee                      Attorney at law
                                          1310 King St., Box 1328
                                         Wilmington, DE 19899-1328

-----------------------------------------------------------------------------------------------------------


                                   Exhibit "B"
                                   -----------

                                                     Number of Shares     Cost
                                                     ----------------     ----

Robert B. Deans, Jr. (incl. 1,950                         13,350        $ 51,997
shares owned by spouse)


Deans Children Issue Trust u/a                             6,150          46,788
12/4/85


David W. Laughlin                                         10,000         144,900
(incl. 6,550 shares owned by
spouse and children)


William P. DuBose, Jr. (incl.                              4,350          44,936
1,350 shares owned by spouse)


Robert B. Deans, III (incl. 6,000                          9,750          55,264
shares owned by spouse and
children)


William Prickett                                           3,000          28,052
                                                        --------        --------


                                                          46,600        $371,937

                                   Exhibit "C"
                                   -----------

                                                                           Number of           Price Per
             Person Effecting Transaction       Date of Transaction         Shares               Share
             ----------------------------       -------------------         ------               -----

[A]       Inverness on behalf of advisory            10/22/97                 800               26.815
          clients

              "          "                           10/22/97               2,000               26.815
              "          "                           10/22/97               1,000               27.125
              "          "                           10/22/97               1,000               26.815
              "          "                           10/23/97               2,500               27.500
              "          "                           10/23/97                 500               27.187
              "          "                           10/23/97               2,000               26.500
              "          "                           10/28/97               9,300               25.623
              "          "                           10/28/97               5,000               25.811
              "          "                           10/28/97                 700               25.373
              "          "                           10/28/97                 400               25.750
              "          "                           10/28/97                 900               24.000
              "          "                           10/31/97                 400               28.604
              "          "                           10/31/97                 200               28.604
              "          "                           10/31/97                 200               28.604
              "          "                           10/31/97                 500               28.604
              "          "                           10/31/97                 800               28.968
              "          "                           10/31/97               1,000               28.604
              "          "                           10/31/97               1,000               28.604
              "          "                           10/31/97               3,100               28.604
              "          "                           10/31/97                 700               27.267
              "          "                           10/31/97                 400               29.000
              "          "                           10/31/97               1,800               28.500
              "          "                           10/31/97               1,400               27.875
              "          "                           10/31/97               1,000               28.604
              "          "                           11/04/97                 300               27.781
              "          "                           11/04/97               2,000               28.000
              "          "                           11/04/97                 300               27.781
              "          "                           11/05/97                 900               27.541
              "          "                           11/05/97               6,000               27.541
              "          "                           11/05/97               1,500               27.541
              "          "                           11/12/97                 200               28.000

                                                                           Number of           Price Per
             Person Effecting Transaction       Date of Transaction         Shares               Share
             ----------------------------       -------------------         ------               -----


              "          "                           11/13/97               2,000               27.406
              "          "                           11/13/97               1,500               27.406
              "          "                           11/14/97               2,000               26.656
              "          "                           11/17/97                 200               26.708
              "          "                           11/17/97                 800               26.708
              "          "                           11/17/97                 200               26.708
              "          "                           11/19/97                 800               26.500
              "          "                           11/19/97               1,000               26.250
              "          "                           11/20/97               1,000               25.875
              "          "                           12/03/97                 300               16.625
              "          "                           12/03/97                 350               16.125
              "          "                           12/04/97                 400               18.750
              "          "                           12/04/97                 300               18.750
              "          "                           12/04/97                 500               18.750
              "          "                           12/04/97                 200               18.750
              "          "                           12/04/97                 400               18.750
              "          "                           12/04/97                 100               18.125
              "          "                           12/04/97                 500               18.750
              "          "                           12/04/97               1,000               18.750
              "          "                           12/04/97               1,000               18.750
              "          "                           12/04/97               2,000               18.750
              "          "                           12/04/97                 200               18.750
              "          "                           12/05/97                 400               18.182
              "          "                           12/05/97                 200               18.182
              "          "                           12/05/97                 500               18.182
              "          "                           12/05/97                 300               18.182
              "          "                           12/05/97               1,000               18.182
              "          "                           12/05/97               1,000               18.182
              "          "                           12/05/97                 300               18.182
              "          "                           12/09/97               3,200               17.990
              "          "                           12/11/97               1,500               17.125

[B]         Persons listed on
            Exhibit "A" to Item 2

            William P. DuBose, Jr.                   10/31/97               1,000                28.604

            David W. Laughlin                        10/31/97               1,500                27.432
            (for children)

            David W. Laughlin                        11/07/97                 500                28.250

            Deans Issue Trust                        11/13/97                 500                27.406
            (for issue of Robert
            B. Deans, Jr.)